Exhibit 99.(k)(viii)

FIDUCIARY/CLAYMORE MLP OPPORTUNITY FUND

2455 Corporate West Dr.

Lisle, IL 60532

February 2, 2009

Fletcher Ladd

Prime Brokerage and Synthetic Sales

BNP Paribas

787 Seventh Ave

New York, NY 10019

To: Fletcher Ladd,

Please accept this letter as formal notice of Fiduciary/Claymore MLP Opportunity Fund’s (the “Fund”) request to reduce its credit facility with BNP Paribas from its current level of $155 million down to $120 million. The Fund entered into a credit facility with BNP Paribas’s predecessor, Bank of America, London, as evidenced by the BAL Agreement and Committed Facility Agreement signed by both parties, on September 30, 2008. Please reduce the total credit facility amount to $120 million accordingly.

Should you have any questions, please feel free to contact me at (630) 505-3712 or Greg Drake at (630) 505-3752.

Sincerely,

/s/ Steven M. Hill
Steven M. Hill
Chief Financial Officer, Chief Accounting Officer & Treasurer

CC: Tomer Seifan & Todd Blanke